

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2010

Via U.S. Mail

Mr. Joseph G. D'Arrigo
Chief Executive Officer
Native American Energy Group, Inc.
108-18 Queens Blvd.
Forest Hills, NY 11375

> **Re:** **Native American Energy Group, Inc.**
> **Registration Statement on Form 10**
> **Filed August 20, 2010**
> **File No. 000-54088**

Dear Mr. D'Arrigo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

2. Please note that the Form 10 registration statement will become automatically effective 60 days from the date of the first filing on Edgar. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, the company will become subject to the

reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.

3.   Please remove the reference on your website under "Disclaimers" to Section 21E of the Securities Exchange Act of 1934 or Section 27A of the Securities Act of 1933, as you are not eligible to rely on these safe harbors.

4.   You appear to be engaged in oil and gas producing activities as defined in Rule 4-10(a)(16) of Regulation S-X. Please provide the disclosure required by Items 1205, 1206, 1207 and 1208 of Regulation S-K, or tell us why such information is not required.

5.   Delete the references to "unproven and unevaluated reserves" on pages F-12 and F-34. Restrict your disclosure to proved, probable or possible reserves and only if you quantify that information. See Rule 4-10(a)(17), (18) and (22) of Regulation S-X as well as Items 1201, 1202 and 1203 of Regulation S-K.

Registration Statement Cover Page

6.   Please revise your cover page to comply with the requirements of Form 10. In that regard, because you are registering your common stock under Section 12(g) of the Exchange Act and not Section 12(b), please remove the disclosure on the cover page that your common stock will be registered on the OTC BB.

Business, page 1

7.   Unless you can provide objective supplemental third-party support for your claims related to the special relationship that you or your executive officers have with the Native American community, and your recognition by such community, please revise your filing to eliminate such claims. For example, and without limitation, we note your disclosure at page 1 that you are known to the Native American community as "The People's Company."

8.   Please clarify in this section your present operations with respect to the development of oil and gas interests in the Williston Basin, coal-bed methane gas in Alaska, and wind turbine power. In that regard, please distinguish your present operations from your planned future operations. In addition, please disclose in this section your expected source of funds for such future operations.

9.   Please balance your disclosure in this section with a brief description of the material risks that you disclose under "Risk Factors," beginning on page 9.

10.   Please disclose in this section the terms of your oil and gas leases that you disclose at page F-16.

History, page 1

11.   Please clarify in this section your history with respect to the quotation of your common stock on the Pink Sheets.

12.   You disclose on page 35 that from February 2005 to March 2008, Native American Energy Group traded on the Pink Sheets Electronic OTC Market until it was de-listed. You disclose that your securities, and the securities of 25 other companies, were suspended from trading by the SEC due to "inaccuracies and inadequacies regarding their public status." Please expand your disclosure to explain why the SEC suspended trading in your securities and why your securities were no longer quoted on the Pink Sheets. In that regard, we note the information provided in the press release "SEC Suspends Trading of 26 Companies to Combat Corporate Hijackings" that was issued on March 18, 2008, and is available at: http://www.sec.gov/news/press/2008/2008-41.htm.

13.   Please revise your filing to briefly describe the reasons for your reverse merger with Flight Management International, Inc. Please also file your merger agreement as an exhibit. See Item 601(b)(2) of Regulation S-K.

14.   Please revise your filing to briefly describe why FINRA took the December 2009 actions against you that you describe on page 1.

15.   We note that you acquired your two operating subsidiaries effective December 31, 2007. Please file the related acquisition agreements. See Item 601(b)(2) of Regulation S-K.

Company Overview, page 1

16.   Please expand and support your disclosure regarding your "philanthropic approach" to working with Native American Indian tribes. Similarly, please expand and support your disclosure at page 27 that you "are a for profit company with a non-profit approach to energy development."

Undeveloped Resources- Values for Native Americans, page 1

17.   Please remove or provide independent support for your statement that Native American reservations own as much as 20% of the United States' oil and gas reserves and about 25% of its coal reserves.

Oil Industry-Overview, page 2

18.   Please remove the reference to "200 billion to 400 billion barrels of oil recoverable." You may only disclose proved, probable and possible reserves, as defined in Rule 4-10(a) of Regulation S-X, in SEC filings.

Mr. Joseph G. D'Arrigo
Native American Energy Group, Inc.
September 17, 2010
Page 4

19.   Please remove or provide independent support for your statement that the Bakken
        Formation is the largest oil discovery since Alaska's Prudhoe Bay.

Montana Oil Operations-Williston Basin, page 2

20.   Provide remove or provide independent support for your statement that the Department of
        Energy has called the Bakken formation the highest-producing onshore filed found in the
        lower 48 states in the last 56 years.

21.   Please expand and provide support for your disclosure at page 2 that you have acquired
        "valuable" leases overlying the Bakken formation.

22.   Please explain your reference to a "standby field team." In that regard, we note your
        disclosure at page 9 that you only have four employees.

Diagram #2, page 3

23.   This diagram is not legible as filed on EDGAR. Please reformat or remove. In addition,
        please provide the source for this diagram if not internally produced. Please also explain
        the term "Oil Window" and how this is relevant to your leased acres. We may have
        further comment.

Alaska Coal Bed Methane Gas Operations-Overview, page 3

24.   Please remove your reference to combined measured, indicated, inferred and hypothetical
        coal resources of 5,526 billion short tons (5,102 billion metric tons).

25.   Please also explain why you have included in this section a discussion of Alaska coal
        resources generally, when it appears from your business plan that you do not plan to mine
        coal but only operate coal bed methane gas operations.

26.   Please clarify and support your statements at page 3 that you have a "strong presence" in
        the Mat-Su Valley, and that you have received "tremendous support" from state and
        borough governments regarding development in the Mat-Su Valley.

Strategic Approach, page 3

27.   We note your disclosure that your state drilling permit lapsed. Please add risk factor
        disclosure related to the risk that you may not be able to obtain a new drilling permit.

Permits, page 4

28.   We note your disclosure that an access road has been built in connection with your
        Kircher Unit. Please revise to clarify the status of such access road. In that regard, we

note that a news article published May 5, 2009 in the Anchorage Daily News reports that the gravel road was not paved, and that the approval lapsed with Alaska transportation officials to construct the road. Such article also reports that you have until 2010 to drill a well under a Mat-Su Borough permit issued in October 2007. This does not appear to be consistent with your disclosure that the Mat-Su Borough permit will not expire until October 1, 2012. Please advise. For a copy of the above referenced article, see http://www.adn.com/2009/05/05/784692/no-progress-at-proposed-gas-well.html.

29.   Please tell us the status of preliminary negotiations with commercial gas purchasers.

NAEG's Exclusive Vertical Axis Wind Turbine Design, page 5

30.   Please explain the wind energy conversion system and provide independent support for or remove your claims that this system is "unique" and "leading edge." Similarly, please explain the reference to your "technology" at page 13.

The Purpose of the Small Wind Certification Council, page 6

31.   Please clarify if you intend to submit an application to this council.

The U.S. Department of Energy (DOE) "20% Wind Energy by 2030"- A Unique Opportunity for NAEG, page 7

32.   Please include the public citation to this report, and clarify the source of the chart provided at page 7. In addition, please qualify your projections with the assumptions used in such report. For example, and without limitation, we note the following disclosure in such report:

> Major assumptions in the analysis have been highlighted throughout the document and have been summarized in the appendices. These assumptions may be considered optimistic. In this report, no sensitivity analyses have been done to estimate the impact that changes in the assumptions would have on the information presented here. As summarized at the end of this chapter, the analysis provides an overview of some potential impacts of these two scenarios by 2030. This report does not compare the Wind Scenario to other energy portfolio options, nor does it outline an action plan.

Growth Potential, Demand, Industry Projections – and NAEG's Mindset, page 7

33.   Please remove or provide independent support for your statement that manufacturers predict a "30-fold increase" in the U.S. Market in as little as five years, and that growth projections are the "strongest in the industry's 80-year history."

34.   Please expand and support your statement that you are "prepared" to fill a huge gap by developing turn-key wind farm communities systems across the United States.

Certification of NAEG Wind Turbines by Nationally Recognized Testing Laboratory (NRTL), page 8

35.   We note your disclosure that you have begun the process of certification by a NRTL to test and certify your wind turbine products. Please revise or explain this disclosure, as it appears that you have not secured the financing to begin production of any wind turbines at this time.

NAEG's Growth Strategy, page 8

36.   Please clarify and provide support for your statement that you specialize in energy economic independence for small communities such as Native American tribes and believe that you are among the leaders in this field. Similarly, please clarify and provide support for your references at page 8 to your "competitive strengths" and "established relationships with community stakeholders." In the alternative, please remove such statements.

Pilot Project- Rooftop Installation Underway in Brooklyn, New York, page 9

37.   We note your disclosure that groundbreaking for construction of the pilot project is anticipated in August 2010. Please update such disclosure. In that regard, we note your disclosure at page 29 that you intend to begin the infrastructure setup for the manufacture, sale and installation of wind turbines at various building locations throughout New York City if you obtain secondary financing that you intend to seek after the Beery #2 well is brought on-line. In addition, please clarify how the rooftop installation is "underway."

Risk Factors, page 9

Our level of Indebtedness Reduces Our Financial and Operational Flexibility . . ., page 10

38.   You disclose that your total indebtedness was $1,899,635 at June 30, 2010, and that a significant portion of any cash flow received must be used to service your indebtedness. Please quantify your debt repayment obligations. In addition, we note the disclosure at pages F-13 and F-14 that you are in default with respect to certain of your debt obligations. Please add related risk factor disclosure.

Most of the Revenue from Our Wind Energy Division…, page 14

39.   Please define the term "RECs."

The Production of Wind Energy Depends Heavily on Suitable Wind Conditions…, page 14

40.   We note your reference in this section to your hedging arrangements. Please clarify whether you have any such arrangements.

You May Experience Dilution…, page 26

41.   Please explain your statement at page 26 that following the effectiveness of your registration statement, you believe that your common shares "will be tradable under the U.S. federal securities laws."

There is a Significant Risk of Our Common Shareholders Being Diluted…, page 26

42.   Please disclose in this section the terms for conversion of your preferred stock.

Financial Information, page 27

43.   Pleas revise your document to present the information required by Item 303 of Regulation S-K, including but not limited to disclosure of your results of operations for the required periods.

44.   We note you disclose in your financial statements that your notes and loan payables and operating lease obligations are in default. Please disclose within your MD&A that these obligations are in default and provide the following information as set forth in FRC Section 501.13.c:

- The steps you are taking to resolve these defaults;

- The impact or reasonably likely impact of the defaults on your financial condition or operating performance; and

- Alternative sources of funding that you may secure to pay off or replace these obligations.

Secondary Financing in the Amount of $15,000,000, page 29

45.   Please separately disclose the capital required to begin Phase 1 of the Kircher Unit, and the capital required to begin the infrastructure setup for the manufacture, sale and installation of the wind turbines in pilot projects in New York City.

Montana Oil Development-Beery #2, page 29

46.   Please explain the basis for your statement that once the well is completed, you expect to begin oil production and revenue generation within 60 days thereafter.

Material Commitments, page 30

47.   You disclose a cash commitment for $500,000 to Windaus Energy. Please disclose when
       this payment is required.

Security Ownership of Certain Beneficial Owners and Management, page 31

48.   Please provide all disclosure required by Item 403 of Regulation S-K. In that regard,
       please revise your table to reflect ownership of the Series A preferred shares, and
       underlying common stock. Please also indicate by footnote or otherwise the number of
       shares with respect to which any such listed beneficial owner has the right to acquire
       beneficial ownership within 60 days from the date of the prospectus.

49.   Please also provide an appropriate risk factor to disclose the risks to any future investor
       in your common stock presented by the control that the two holders of Series A preferred
       stock may have over your company.

50.   Please disclose the natural person or persons that control the voting and/or dispositive
       rights for the shares held by Windaus Energy, Inc.

Directors and Executive Officers, page 31

51.   Please provide the disclosure required by Item 401(e) of Regulation S-K for each of your
       directors and executive officers.

52.   Please expand and provide independent support for your statements at page 32 regarding
       the "solid business strategy" introduced by Mr. D'Arrigo and the "key relationships with
       Native Americans" built by Mr. Nanvaan.

53.   It does not appear that your officers have any experience in wind energy. Please provide
       related risk factor disclosure.

Involvement in Certain Legal Proceedings, page 33

54.   We note your disclosure that your officers and directors have not been involved in certain
       legal proceedings during the past five years. Please provide the disclosure required by
       Item 401(f) of Regulation S-K, which relates to the past ten years.

Executive Compensation, page 33

55.   Please provide the disclosure required by Item 402 of Regulation S-K for each of your
       named executive officers and directors. For example, we note your statement at page 33
       with respect to compensation of each director who is not also a named executive officer.

However, such information appears to relate to compensation of your officers. Please revise.

56.   Please confirm that you have disclosed compensation for all persons required by Item 402(m)(2) of Regulation S-K.

Summary Compensation Table, page 33

57.   Please disclose compensation for each year required on a separate row, and explain why the compensation listed under "all other compensation" is not reflected in total compensation.

58.   Please explain how the issuance of shares to Messrs. D'Arrigo and Nanvaan was "incentive" compensation for joining management of the company.

59.   Please also confirm that all compensation has been disclosed. In this regard, for example, we note disclosure in note 10 to the financial statements on page F-15 that during 2009 you issued 10,045,00 shares of common stock for services rendered and expenses.

Certain Relationships and Related Transactions, and Director Independence, page 33

60.   Please disclose how much NAEG Founders Holding Corporation paid for the overriding royalty interest.

Legal Proceedings, page 34

61.   Please provide us with a copy of the complaint related to the lawsuit described at page 34.

62.   Please clarify your affiliation with NAEG Founders Holding Corporation. In that regard, it is not clear why you are involved in the lawsuit involving NAEG Founders.

63.   Please also clarify if there are any legal proceedings involving you and Robert Fowler. In this regard, we note that an article published May 29, 2009 in the Anchorage Daily News reports Mr. Fowler as the founder of Fowler Oil & Gas. The article reports that he has been embroiled in a battle with his business partners wishing to remove him from office, but he disputes that he had been removed as the company's sole director. This article quotes Mr. Fowler as saying that he is the sole director of the company and cannot be removed without his consent. Mr. Fowler is reported to be considering a number of options, both legal and non-legal. For a copy of the above referenced article, see http://www.adn.com/2009/05/29/813115/partners-move-to-oust-fowler-from.html.

Market Price of and Dividends of the Registrant's Common Equity and Related Stockholder Matters, page 34

64.   Please revise your disclosure regarding the use of Rule 144 by shareholders to reflect Rule 144(i). In that regard, we note your disclosure at page F-6 that Flight Management was a shell company. For more information, see Question and Answer 137.01 of the Compliance and Disclosure Interpretations for Securities Act Rules, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

65.   We note your disclosure at page 35 that your stock was subject to a stock split of 1 for 10 on November 5, 2009. However, this does not appear to be consistent with your disclosure at page F-15 that on October 23, 2009, you affected a ten thousand-for-one reverse stock split. Please revise.

Recent Sales of Unregistered Securities, page 37

66.   Please confirm that you have disclosed all information required by Item 701 of Regulation S-K for unregistered sales which occurred during the past three years. In this regard, for example, we note your disclosure on page F-15 with respect to various sales of common stock for services rendered and expenses, which do not appear to be disclosed in this section. Please revise or advise.

Unaudited Financial Statements for the Interim Period Ended June 30, 2010

Consolidated Balance Sheets, page F-1

67.   We note you have capitalized oil production costs as of June 30, 2010.   Please tell us the nature of these costs as costs related to production activities should be expensed as incurred in accordance with Rule 4-10(c)(5) of Regulation S-X.

Note 1 – Significant Accounting Policies, page F-6

Intangible assets, page F-9

68.   We note you acquired sublicensing and distribution rights in March 2010 and indicate the value assigned to this intangible asset is "unevaluated." The guidance in FASB ASC 350-30-30 requires an intangible asset to be initially measured based on its fair value. In general, the cost of an acquired asset is measured based on the fair value of the consideration given or the fair value of the net asset acquired, whichever is more reliably measurable. Please explain to us how you concluded the fair value of this intangible asset was $2,500,000.

        In addition, it does not appear that you have reflected any subsequent accounting for this intangible asset in your financial statements. That is, you must assign a useful life for this intangible asset and report amortization expense and impairments, as appropriate. Please revise your financial statements to apply the guidance set forth in FASB ASC 350-30-35.

Finally, please provide the disclosures that are required in the period an intangible asset is acquired. Refer to FASB ASC 350-30-50 for additional guidance.

Audited Financial Statements for the Fiscal Years Ended December 31, 2008 and 2009

Report of Independent Registered Public Accounting Firm, page F-21

69.   We note your auditor, Dwarka Kalantry CPA has opined on your financial statements as of and for the years ended December 31, 2009 and 2008. However, you also present cumulative financial data covering the period from your inception (January 18, 2005) through December 31, 2009, which is not identified in the audit opinion. If the financial statements for the cumulative period have not been audited, clearly mark them as unaudited. Otherwise, please obtain a revised audit report from your auditor that contains clarifying language in the introductory and opinion paragraphs that they have audited the cumulative financial data to correspond with the presentation of your financial statements.

Consolidated Statements of Cash Flows, page F-26

70.   We note that you present the net amount of receipts and payments for your capital leases, notes and loans in the financing activities section for the periods presented. We would ordinarily expect these cash flows to be presented on a gross basis. Please refer to the guidance in FASB ASC 230-10-45-7 through 9 and revise your statements of cash flows as necessary.

Note 1 - Significant Accounting Policies

Depletion and amortization of oil and gas properties, page F-29

71.   We note your disclosure indicating that you follow the full cost method of accounting for your oil and gas properties. However, you disclose that you evaluate capitalized costs associated with unproved properties for impairment in accordance with the guidance in FASB ASC 360-10.

Given that you selected the full cost methodology, you must comply with all of the requirements set forth in Rule 4-10(c) of Regulation S-X. That is, you must assess these costs for impairment periodically in accordance with the guidance in Rule 4-10(c)(3)(ii) of Regulation S-X. Any impairment charges assessed are then included in the costs to be amortized under the unit of production method. In addition, these costs are subject to the full cost ceiling test which is described in paragraph Rule 4-10(c)(4) or Regulation S-X.

Please revise your accounting and disclosure to comply with this guidance.

Asset Retirement Obligations, page F-30

72.   We note your disclosure in which you state "there are no changes in the carrying amounts of the asset retirement obligations as no expenses have yet been incurred." Please clarify what you mean by this statement as you do not report such obligations on your balance sheets for the periods presented.   If it is your position that you have no asset retirement obligations at this time, please tell us why you disclose at Note 5 that you were required to post surety bonds for possible well site reclamation.

Exhibits

73.   Please file the instruments defining the rights of the holders of your preferred stock. See Item 601(b)(4) of Regulation S-K.

74.   Please file all material contracts. See Item 601(b)(10) of Regulation S-K. For example, please file:

- The referenced "exclusive technology and distribution rights agreement" with Windaus Energy, as well as the amendment executed in March 2010;

- The contracts related to the royalty interests held by NAEG Founders Holding Corporation; and

- The consulting agreements referenced in note 11 to your financial statements on page F-17.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476, or Jenifer Gallagher at (202) 551-3706 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Laura Nicholson at (202) 551- 3584 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3745.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile (732) 577-1188
        Joseph M. Lucosky, Esq.
        Anslow & Laclin, LLP